EXHIBIT 12
MERRILL LYNCH PREFERRED CAPITAL TRUST III
MERRILL LYNCH PREFERRED FUNDING III, L.P.
COMPUTATION OF RATIOS OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED SECURITIES DISTRIBUTIONS (UNAUDITED)
(dollars in thousands)

	FOR THE THREE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	March 31, 2010		March 31, 2009
	MERRILL LYNCH	MERRILL LYNCH	MERRILL LYNCH	MERRILL LYNCH
	PREFERRED	PREFERRED	PREFERRED	PREFERRED
	CAPITAL TRUST III	FUNDING III,L.P.	CAPITAL TRUST III	FUNDING III,L.P.

Earnings	$13,531	$15,765	$13,531	$15,771

Fixed charges	$—	$—	$—	$—

Preferred securities distribution requirements	13,125	13,531	13,125	13,531

Total combined fixed charges and preferred securities distribution requirements	$13,125	$13,531	$13,125	$13,531

Ratio of earnings to combined fixed charges and preferred securities distribution requirements	1.03	1.17	1.03	1.17